June 16, 2008

Dang Yu Pan
Hong Kong Highpower Technology, Inc.
Building 1, Luoshan Industrial Zone
Shanxia, Pinghu, Longgang
Shenzhen, Guangdong, 518111
People's Republic of China

Re: Hong Kong Highpower Technology, Inc.
**   Form S-1**
**   File No. 333-147355**
**   Amendment No. 3**
**   Filed June 4, 2008**

Dear Mr. Pan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comment refers to our letter dated May 9, 2008.

Cover Page

1.   File a pre-effective amendment to update the status of your listing on the American Stock Exchange and to state the price at which the securities will be

sold in the underwritten offering. We note you currently do not have a range but include what you "expect" will be the public offering price.

Underwriting, page 72

2. If West Park Capital will be offering all the shares in the underwritten offering, revise the disclosure to so state. Otherwise, complete the table in the first paragraph.

Consolidated Statements of Operations, page F-29

3. Please refer to prior comment 6. We note that you have revised your consolidated statements of operations to include the caption "Fees and costs of reorganization" as part of the calculation of operating income or loss. Please revise the filing to label the financial statements with corrected amounts as "restated". Alternatively, please tell us why you believe no such disclosure is required. Additionally, please tell us when you intend to file the amendment to your Form 10-K to reflect the revisions in your financial statements.

Note 1. Organization and Basis of Presentation, page F-32

4. We see that the first four paragraphs herein are repeated on page F-33. Please tell us the reason for the repetitive disclosure.

Exhibit 23.1

5. An updated and currently dated accountant's consent should be included with any amendment to the filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551- 3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Katherine Blair (KL Gates)
        VIA TELEFAX 310-552-5001